Levon Resources Ltd.

Suite 400 – 455 Granville Street

Vancouver, BC V6C 1T1

Ph: (604) 682-3701

Fax: (604) 682-3600

www.levon.com

ir@levon.com

June 14, 2007	TSX-V Trading symbol: LVN
U.S. OTC BB symbol: LVNVF
Berlin & Frankfurt LO9

Levon Resources Ltd. has granted incentive stock options for the purchase of up to 200,000 shares at a price of $0.35 per share exercisable on or before June 14, 2012 to employees and consultants of the Company.

The options are subject to a stock option plan.

On Behalf of the Board:

“Ron Tremblay”

____________________

Ron Tremblay, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.